November 2, 2010

VIA EDGAR AND EMAIL

Sebastian Gomez Abero. Attorney Examiner
Division of Corporation Finance
1000 F Street, N.E. (Mail Stop 4720)
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     Phyhealth, Inc. (the "Company")
   Registration by Coordination; File No. 333-163076
   Request for Acceleration; Rule 461

Dear Mr. Gomez Abero:

On November 13, 2009, in connection with the registered spin-off to shareholders of Physicians Healthcare Management Group, Inc., the parent of Phyhealth Corporation (the "Registrant"), of (i) 6,591,223 common shares of Registrant and (ii) 3.240,000 Series A and 622,324 Series B Convertible Preferred (and associated respective underlying common stock), we filed the Company's Form S-l Registration Statement with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933. as amended (the "Act"). Subsequent Pre-Effec-tive Amendments 1, 2 and 3 have been filed over time.

The staffs current comment letter dated July 21, 2010 noted that the Company could file a Request for Acceleration pursuant to the Act. We filed as Correspondence responses to the staffs comment letter August 10, 2010 on a pre-filing review basis and Pre-Effective Amendment No. 4 is ready to filed on EDGAR upon conclusion of your pre-filing review (and we will concurrently provide by messenger 2 unmarked copies and 2 marked copies to reflect the cumulative changes since P.E. No. 3. was filed July 13, 2010).

In conjunction with the Request for Acceleration, please be advised:

~    There are no underwriters for this offering since it (i) is a spin-off to existing shareholders and. in any event (ii) will be self-underwritten by Directors of the Company in conformity with Rule 3a4-l

Sebastian Gomez Abero. Attorney Examiner Division of Corporation Finance • Page 2	November 2, 2010

under the Securities Exchange Act of 1934 and no underwriter's compensation has made in conjunction with this offering nor submitted to the NASD for review;
~   The Company (and its principals) are aware of its obligations under the Act; and
~   Believing there are no situations described in Rule 461(b) which would justify the staffs refusal to accelerate this offer, the Company hereby requests its Form S-l Registration Statement be declared effective at   12:30PM November 9.  2010 (concurrent with  FINRA's associated effectiveness).

Our counsel will be calling you to coordinate any remaining issues. Should you have any questions in the meantime, my direct line is (305) 779-1777 while Mr. Duncan's is 301-263-0500. Thank you for your exemplary assistance.

Very truly yours,

Robert Trinka, Chairman and President Phyhealth Corporation